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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 23, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

  —
  Xantic increases efficiency, dated December 23, 2003.

Press Release
Date
December 23, 2003
Number
Xantic increases efficiency	076pe

        Xantic, worldwide provider of communications services via satellites and maritime software, will reduce the number of employees from 680 to 433 in the coming three years. The company, which is owned by KPN (65%) and the Australian telecommunications operator Telstra (35%), wishes to achieve efficiency improvements by simplifying the organizational structure and by streamlining the business processes. The quality of the services provided to existing clients will continue unchanged. Xantic is reorganizing in order to maintain its leading position in the satellite communications services market and to be able to anticipate changing demands from the market.

        Ir. P.AA. Eelkman Rooda, CEO of Xantic: 'The focus for the next few years is evident and clear. Of course we will pay attention to generating a healthy cash flow. In the long term Xantic will continue to service the core segments of the most important markets.'

        The reorganization will lead to an exceptional charge for KPN which will, for the most part, be booked in 2003. KPN consolidates Xantic for 100%.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: December 30, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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Xantic increases efficiency
SIGNATURES